May 19, 2025

M. Scott Lewis
Chief Financial Officer and Chief Accounting Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

       Re: Hanesbrands Inc.
           Form 10-K for Fiscal Year Ended December 28, 2024
           Form 8-K Furnished February 13, 2025
           File No. 001-32891
Dear M. Scott Lewis:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished February 13, 2025
Exhibit 99.1
Table 6-A, page 15

1. You appear to present here and Tables 1-B and 2-A in exhibit 99.3, as well as Table
       6-A of your Form 8-K furnished May 8, 2025, a full non-GAAP income statement that gives undue prominence to the non-GAAP measures presented therein. Please either eliminate, or revise as appropriate, to be in compliance with Questions 100.05 and 102.10(c) of Non-GAAP Financial Measures Compliance and Disclosure Interpretations. If you choose to revise, please provide us your proposed disclosure
       revisions and revise to clearly label any presentations that include non-GAAP measures as non-GAAP and not merely "as adjusted" such as in Table 1-B of Exhibit
       99.3.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments,
 May 19, 2025
Page 2

action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services